S 18001527

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Freedom Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Raritan Center Parkway
(No. and Street)

Edison	NJ	08837
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal — 212-668-5782
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EW

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AFFIRMATION

I, Albert G. Lowenthal, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Freedom Investments, Inc., (the "Company") as of and for the year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

Subscribed and sworn to before me on this
27th day of FEBRUARY 2018

Notary Public

MARIA GONZALEZ
Notary Public - State of New York
NO. 01G06207206
Qualified in Queens County
My Commission Expires 6/8/21
CERTIFICATE filed in NY County

FREEDOM INVESTMENTS, INC.
(S.E.C. I.D. No. 8-47883)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Freedom Investments, Inc.
Table of Contents
As of December 31, 2017

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Freedom Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Freedom Investments, Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2018

We have served as the Company's auditor since 2013.

Freedom Investments, Inc.
Statement of Financial Condition
As of December 31, 2017

Assets	
Cash	$ 3,611,804
Securities owned at fair value	1,493,590
Due from Parent, clearing broker	306,570
Income tax receivable	235,125
Deferred tax assets	1,923
Other assets	32,017
Total assets	5,681,029
Liabilities and Stockholder's Equity	
Payable to Parent	43,589
Accrued expenses and other liabilities	66,288
Total liabilities	109,877
Stockholder's Equity	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	4,716,394
Retained earnings	853,758
Total stockholder's equity	5,571,152
Total liabilities and stockholder's equity	$ 5,681,029

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

Freedom Investments, Inc. (the "Company"), a Delaware Corporation, was organized in November 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides on-line investing as well as discount brokerage services to individual investors throughout the United States.

The Company is a wholly-owned subsidiary of Oppenheimer & Co. Inc. (the "Parent") whose ultimate parent is Oppenheimer Holdings Inc., a Delaware public corporation. The Company has a clearing agreement with the Parent to clear its security transactions on a fully disclosed basis.

2. Significant Accounting Policies

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Financial Instruments and Fair Value

Financial Instruments

Securities owned are carried at fair value with changes in fair value recognized in earnings each period.

Fair Value Measurements

Accounting guidance for the fair value measurement of financial assets, which defines fair value, establishes a framework for measuring fair value, establishes a fair value measurement hierarchy, and expands fair value measurement disclosures. Fair value, as defined by the accounting guidance, is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by this accounting guidance prioritizes the inputs used in valuation techniques into the following three categories (highest to lowest priority):

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

Level 3: Unobservable inputs that are significant to the overall fair value measurement.

Valuation Techniques

U.S. Government Obligations

U.S. Treasury securities are valued using quoted market prices obtained from active market makers and inter-dealer brokers.

Cash

The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the statement of financial condition. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the tax provision in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and the results of recent operations.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "TCJA"). The TCJA makes broad and complex changes to the U.S. tax code. On the same date, the SEC staff issued Staff Accounting Bulletin ("SAB") 118 which provides guidance on accounting for the tax effects of the TCJA. SAB 118 provides a measurement period that should not extend beyond one year from the TCJA enactment date for companies to complete the accounting under ASC 740. In accordance with SAB 118, a company must reflect the income tax effects of those aspects of the TCJA for which the accounting under ASC 740 is complete. To the extent that a company's accounting for certain income tax effects of the TCJA is incomplete but the company is able to determine a reasonable estimate, it must record a provisional estimate in the statement of financial condition. If a company cannot determine a provisional estimate to be included in the statement financial condition, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the TCJA. See note 5, Income Taxes.

New Accounting Pronouncements

***R*ecently Issued**

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers." The ASU outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Additionally, the ASU expands the disclosure requirements for revenue recognition. In 2016, the FASB additionally issued ASU 2016-08, ASU 2016-10, and ASU 2016-12, which provide further revenue recognition guidance related to principal versus agent considerations, performance obligations and licensing, and narrow-scope improvements and practical expedients. All of these standards are effective either retrospectively to each prior reporting period presented, or as a cumulative-effect adjustment as of the date of adoption, during interim and annual periods beginning after December 15, 2017. The Company will elect the modified retrospective method and include any cumulative-effect adjustment as of the date of the adoption. The Company's implementation team performed an in-depth review of the Company's revenue streams and evaluated the impact of the adoption of these updates on the Company's financial condition, results of operations, cash flows, and disclosures. The Company completed the assessment and determined that the adoption of the new guidance will not have a material impact on the Company's statement of financial condition.

In August 2016, the FASB issued ASU 2016-15, "Classification of Certain Cash Receipts and Cash Payments," which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flow. The ASU is effective for the fiscal year beginning after December 15, 2017 and early adoption is permitted. The Company did not early adopt this ASU. The Company is currently evaluating the impact of the ASU, but the adoption of the ASU is not expected to have a material impact on the statement of financial condition.

3. Financial Instruments and Fair Value Measurements

The Company's assets and liabilities recorded at fair value on a recurring basis as of December 31, 2017 have been categorized based upon the fair value hierarchy as follows:

	Fair Value Measurements at December 31, 2017			
	Level 1	Level 2	Level 3	Total
Assets				
Securities owned				
U.S. Treasury securities	$ 1,493,590	—	—	$ 1,493,590
	$ 1,493,590	—	—	$ 1,493,590

The Company has cash that is not measured at fair value on a recurring basis in the statement of financial condition but would be categorized in Level 1.

4. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000, or of 6-2/3% of aggregate indebtedness, as defined. At December 31, 2017, the Company had net capital of $5,297,112 which exceeded minimum capital requirements by $5,197,112.

5. Income Taxes

The Company is included in an affiliated group that files a consolidated Federal income tax return. The Company files state and local income tax returns on a separate company basis or as part of the affiliated group's unitary combined state filing, depending on the specific requirements of each state and local jurisdiction.

The Company is subject to taxation in the United States and various states. As of December 31, 2017, tax years 2009-2014 are subject to examination by various state tax authorities. As of December 31, 2017, IRS has closed its examination for the 2013 federal tax return. The Company is not subject to U.S. federal, state or local examinations by tax authorities for years before 2009.

Deferred income taxes are provided for state tax attributes. As of December 31, 2017, the Company had deferred tax assets of $1,923.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as TCJA. The TCJA makes broad and complex changes to the U.S. tax code, including, but not limited to: (1) reducing the U.S. federal corporate tax rate from 35 percent to 21 percent; (2) eliminating the corporate alternative minimum tax ("AMT") and changing how existing AMT credits can be realized; (3) creating a new limitation on deductible interest expense; (4) eliminating the deductibility of entertainment expenses; and (4) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017. The Company has not completed its accounting for the income tax effects of certain elements of the TCJA. However, the Company was able to make reasonable estimates of the effects of certain elements and determined that there was no impact on the statement of financial condition for the year ended December 31, 2017. This, however, may change as the Company receives additional clarification and implementation guidance and as the interpretation of the TCJA evolves over time. The Company is expected to complete its analysis within the measurement period in accordance with SAB 118.

6. Related Party Transactions

The Company has a clearing agreement with the Parent to clear its security transactions on a fully disclosed basis. In the event a fully disclosed customer is unable to fulfill its contractual obligation to the Parent, the Company may be exposed to off-balance sheet risk. Pursuant to the terms of the agreements between the Company and the Parent, the Parent has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the Parent, the Company believes there is no maximum amount assignable to this right. At December 31, 2017, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

Cash of $308,904 and securities owned with a market value of $1,493,590 are held in the Company's brokerage account with the Parent. The Company is included in the Parent's calculation of reserve requirements for the proprietary accounts of brokers.

At December 31, 2017, the Company had an amount due to the Parent of $43,589 related to operational expenses. These expenses are initially paid by the Parent and are subsequently reimbursed to the Parent by the Company.

7. Subsequent Events

The Company has performed an evaluation of events that have occurred since December 31, 2017 and through February 27, 2018, the date on which the statement of financial condition was issued, and determined that there are no events that have occurred that would require recognition or additional disclosure.